February 7, 2018 Washington Gas Light Company 101 Constitution Avenue, N.W. Washington, D.C. 20080 Dear Sirs/Madams: At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended December 31, 2017, of the facts relating to the change in methodology of accounting for natural gas, propane, and odorant, inventory balances from the First-in First-out (“FIFO”) method to the average cost method under which the cost of units carried in inventory is based on the weighted average cost per unit of inventory. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Washington Gas Light Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances. We have not audited any condensed financial statements of Washington Gas Light Company (the “Company”) as of any date or for any period subsequent to September 30, 2017. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the condensed balance sheets, condensed statements of income, or cash flows of the Company as of any date or for any period subsequent to September 30, 2017. Yours truly,